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                                   Exhibit A.1

The following is a list of all the subsidiaries of the Company:
Baan International B.V.
Baan Development B.V.
Baan Software B.V.
Baan Austria GmbH
Baan (Schweiz) AG
Baan Nederland B.V.
Baan Belgium N.V.
Baan France S.A.
Baan Nordic AB
Baan UK Ltd.
Baan Deutschland GmbH
Baan South Africa (Proprietary) Limited
Baan U.S.A., Inc.
Baan Canada, Inc.
Baan Brasil Sistemas de Informatica Ltda.
Baan Mexico, S.A. de C.V.
Baan Mexico Servicios, S.A. de C.V.
Baan Argentina Ltda.
Baan Colombia Ltda.
Baan Venezuela, S.A.
Baan Info Systems India Pvt. Ltd.
Baan Software India Pvt. Ltd.
Baan Japan Co., Ltd.
Baan (Malaysia) Sdn. Bhd.
Baan Education Asia Pacific (M) Sdn Bhd.
Baan Singapore Pte. Ltd.
Baan Asia Pacific Pte. Ltd.
Baan Korea Co. Ltd.
Baan Australia Pty. Ltd.
Baan Iberica I.S., S.A.
Baan Hellas Limited
Baan Polska Sp. Z.o.o.
Baan Italia S.r.l.
Baan Chile Sistemas de Informatica Ltda.
Baan China Limited
Baan Peru, S.A.
Berclain Group Inc.
   Berclain Canada Inc.
   Berclain USA Ltd.
   Berclain (Deutschland) GmbH
Antalys, Inc.
Aurum Software, Inc.
Matrix Holding B.V.
Beologic A/S


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